First Cash Financial Services, Inc. Direct: 817-505-3134 rick.wessel@firstcash.com

January 27, 2012

VIA EDGAR

Mr. Andrew Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re

First Cash Financial Services, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 000-19133

Dear Mr. Mew:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 24, 2012 to Rick L. Wessel, Chief Executive Officer of First Cash Financial Services, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 25, 2011 (the “Form 10-K”).

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 16 – Geographic Areas

We note your response to our comment regarding your disclosure of one reportable segment. You state each of your stores would meet the definition of an operating segment, that your resources are allocated primarily based on the revenues of individual stores and that you evaluate the results of individual stores, however you did not consider the aggregation criteria for determining your one reportable operating segment; rather you used the “logical management operating structure.” We are not persuaded that your use of the logical management operating structure instead of the aggregation criteria set forth in ASC 280 is appropriate. Please explain to us how your use of the “logical management operating structure” complies with ASC 280. As previously requested, disclose the factors used to identify your reportable segment and disclose whether operating segments have been aggregated as required by FASB ASC 280-10-50-21(a). Show us what your disclosure will look like revised.

Company’s Response:

At December 31, 2010, the Company had 488 pawn stores and 124 short-term loan stores. Per the guidelines stated in ASC 280-10-50-1 through 50-9, each of the Company’s stores qualifies as an operating segment, with specific reference to the three characteristics of ASC 280-10-50-1. ASC 280-10-50-11 states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the rule, the segments have similar economic characteristics, and the segments are similar in all of the specified areas described below.

a.	The nature of the products and services.

All of the Company’s stores offer small, short-term consumer loans and most stores also buy and/or sell  jewelry, electronics, tools or other consumer items. The terms and conditions of the consumer loan products and the type of goods purchased and sold are similar across markets, with the exact mix of products and services offered based primarily on local regulations, competition and customer preference.

b.	The nature of the production processes.

Over 99% of all products and services are generated and delivered at the Company’s retail locations. The consumer loan transactions, including the loan contracts, are processed and executed at the retail locations. All acquired merchandise is received directly from the customers at the same retail locations. All of the Company’s stores are managed in a consistent manner and the same information systems support all products and services across all geographic markets. All stores are supported by a single, shared administrative support platform.

c.	The type or class of customer for their products and services.

The Company’s products and services are primarily related to serving cash-constrained and/or credit-challenged customers. Most of these customers lack access to traditional lending products offered to more creditworthy customers. Many of our customers utilize multiple services and/or store locations over time.

d.	The methods used to distribute their products or provide their services.

All of the Company’s services are provided in a very consistent manner – over 99% of the Company’s customer transactions occur in its retail storefront locations.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Virtually all of the Company’s products and store operations are subject to extensive government regulations including consumer lending operations, buy/sell transactions and licensing requirements. Regulations specific to most pawn and consumer lending operations are based primarily at the federal and state levels in both the U.S. and Mexico. While the specific laws and regulations can vary based on the specific location of the store, most are very similar in their focus on the form and substance of consumer loan contracts, consumer lending practices, disclosure requirements, reporting and licensing requirements and other consumer protections.

Each of the Company’s stores and geographic markets also share similar economic characteristics, most notably with regard to gross margins, and store operating margins and return on assets/invested capital. The Company expects results to be similar across markets, however the economic, competitive, and labor environments across markets do not always produce the same results at the same time. We strive to respond to trends and patterns in customer behavior, among other factors, to produce consistent results over time.

We mentioned previously the use of our logical management structure to aid us in determining our operating segments. This was not meant to be used instead of the aggregation criteria or any other component of ASC 280. Rather, since it was determined that each of our stores qualifies as an operating segment, we used this as a guide to determine whether all relevant factors had been considered in applying ASC 280-10-50.

We believe that aggregation of our stores and regional geographic markets into a single operating segment is appropriate given the guidelines previously discussed, and is consistent with the objective of the rule. None of our stores or regional geographic markets meet the quantitative thresholds for separate reporting under ASC 280-10-50-12.

Proposed Disclosure

We agree that investors may benefit from a more detailed explanation of the factors used to identify our regional markets, including the basis of organization. In future Form 10-K filings, we will add disclosure to the segment description within our accounting policies footnote, as follows:

“The Company manages its pawn and consumer loan operations as one reportable segment. The Company’s management organizational structure is based primarily on regional geographic markets, as opposed to product sets or the country or state in which the store is located. The individual stores and regional geographic markets have been aggregated into one reportable segment due to their similar economic characteristics and similar long-term financial performance. Additionally, these markets offer similar products and services to a similar customer demographic, operate in similar regulatory environments, and are supported by centralized administrative operations. These markets reflect the manner in which the business is managed and how executive management assesses performance internally.”

Concluding Company Response:

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing. We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing. We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (817) 505-3134.

Sincerely,

/s/ Rick L. Wessel

Rick L. Wessel

Chairman of the Board, President, Chief Executive Officer

(Principal Executive Officer)

cc: Scott Stringer, SEC Staff Accountant